BROOKFIELD RENEWABLE PARTNERS L.P.

STATEMENT OF EXECUTIVE COMPENSATION

For the Fiscal Year Ended December 31, 2017

INTRODUCTION

This Statement of Executive Compensation is filed pursuant to Section 11.6 of National Instrument 51-102 – Continuous Disclosure Obligations under Canadian securities laws. Unless the context requires otherwise, capitalized terms used herein shall have the meaning given to them in Appendix A.

COMPENSATION

Our Management

Brookfield Renewable Partners L.P. (“BEP”) is managed by its general partner, Brookfield Renewable Partners Limited (the “Managing General Partner”) through a board of directors. The Managing General Partner does not have any executive officers or employees. Instead, management services are provided to BEP, Brookfield Renewable Energy L.P. (“BRELP”)  and the Holding Entities by our Service Provider under the Master Services Agreement. The fees payable under the Master Services Agreement are set forth in our Annual Report under Item 6.A “Directors and Senior Management — Our Master Services Agreement — Management Fee”. In addition, Brookfield is entitled to receive incentive distributions from BRELP described in our Annual Report under Item 7.B “Related Party Transactions — Incentive Distributions”.

Members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill the Service Provider’s obligations under our Master Services Agreement. These individuals, including the Brookfield employees identified in our Annual Report under Item 6.A “Directors and Senior Management — Our Management”, are not compensated by BEP or our Managing General Partner, instead they are and will continue to be compensated by Brookfield Asset Management.

The individuals listed below as Chief Executive Officer and Chief Financial Officer of the Service Provider performed functions similar to those of a chief executive officer and chief financial officer for BEP and the other individuals are the three most highly paid members of our core senior management team for the year ended December 31, 2017 (collectively, our “Named Executive Officers” or “NEOs”) that are principally responsible for our operations:

Harry Goldgut, Group Chairman of the Service Provider;

Richard Legault, Group Chairman of the Service Provider;

Sachin Shah, Chief Executive Officer of the Service Provider;

Nicholas Goodman, Chief Financial Officer of the Service Provider; and

Jennifer Mazin, General Counsel of the Service Provider.

As noted in our Annual Report, in February 2018, Mr. Nicholas Goodman stepped down as Chief Financial Officer and took another role with Brookfield, and Mr. Wyatt Hartley, Senior Vice President, Finance, was named Chief Financial Officer. As such, Mr. Goodman was an NEO for the year ended December 31, 2017. As of May 2018, Mr. Goldgut and Mr. Legault each serve as Vice Chairman, respectively, of the Service Provider.

Under Canadian securities laws, we are required to disclose the following executive compensation information relating to the Named Executive Officers. The compensation philosophy of Brookfield, which determines the compensation of our senior management, and the compensation elements paid to them outlined below, are provided for full disclosure.

Compensation Philosophy of Brookfield

Brookfield determines the compensation of its employees and the executives and senior managers of its subsidiaries, which includes the NEOs. Brookfield has adopted an approach to compensation that is intended to foster an entrepreneurial environment that encourages management to consider the risks associated with the decisions they make and take actions that will create long-term sustainable cash flow growth and will improve long-term shareholder value.

Compensation Elements Paid by Brookfield

The primary elements of total compensation paid by Brookfield to the NEOs include base salary, annual management incentive plan awards (“Cash Bonus”) and participation in long-term incentive plans.

Total annual compensation awarded to senior executives, including the NEOs, generally does not change significantly from year to year. This practice recognizes that rewarding short-term performance would not necessarily be consistent with Brookfield’s focus of long-term value creation. A significant amount of annual compensation for these executives is represented by awards pursuant to long-term incentive plans which vest over time, in order for the executives to increase their ownership interest in Class A Limited Voting Shares of Brookfield Asset Management (“Class A Shares”).

Total compensation for executives who are at earlier stages in their careers also include awards pursuant to long-term incentive plans but tends to include a larger percentage of their total compensation in the form of base salary and Cash Bonus awards in recognition of their personal needs and to be competitive in terms of total compensation. Changes in total compensation from year to year may vary more for these executives as they take on increasing responsibility.

As executives progress within Brookfield, they have the opportunity to reinvest their Cash Bonus into deferred share units under the Deferred Share Unit Plan (“DSUP”) or Restricted Shares under the Restricted Stock Plan of Brookfield, thereby enabling them to increase their ownership interests. In addition, notwithstanding the fact that regular total compensation for individuals may not change significantly year over year, management may request that Brookfield Asset Management’s Compensation Committee grant special compensation awards to executives who have demonstrated a clear ability to take on additional responsibilities and have consistently performed at an exceptional level. These special awards are granted in the form of options to acquire Class A Shares, Restricted Shares or Escrowed Shares.

BEP has no control over the form or amount of the compensation paid by Brookfield to the NEOs and participation in long-term incentive plans is not allocated to or payable by BEP.

Base Salaries

Base salaries of the NEOs are determined and approved by Brookfield. Base salaries tend to remain fairly constant from one year to another unless the scope and responsibility of a position has changed. Base salaries deliver the only form of fixed compensation for the NEOs and are not intended to be the most significant component of their compensation.

Cash Bonus and Long-Term Incentive Plans

Given the NEOs’ focus on long-term decision making, the impact of which is difficult to assess in the short-term, Brookfield believes that a heavy emphasis on annual incentives and a formulaic calculation based on specific operational or individual targets may not appropriately reflect their long-term objectives. Accordingly, the Cash Bonus and compensation under long-term incentive plans are determined primarily through an evaluation of the progress made in executing Brookfield Renewable’s strategy and the performance of the business as a whole. Significant contributions to the business strategy of Brookfield are also considered.

The level of Cash Bonus and long-term incentive compensation granted to each NEO is discretionary. While no specific weight is given to the achievement of any individual objective, consideration is given to their performance and the achievement of objectives that are set at the beginning of the year with Brookfield Asset Management’s Chief Executive Officer. These pertain, in part, to the performance of Brookfield Renewable’s Funds From Operations, capital improvement programs, operational expenditures, environment, health and safety programs, growth of its portfolio, financing activities, as well as sound management and governance practices.

Brookfield’s long-term incentive plans are intended to enable participants to create wealth through increases in the value of Class A Shares. The purpose of these arrangements is to align the interests of Brookfield’s shareholders and management and to motivate executives to improve Brookfield’s and Brookfield Renewable’s long-term financial success, measured in terms of enhanced shareholder value over the long-term. These compensation arrangements are intended to ensure that we are able to attract and retain executives:  total compensation is competitive with our peers and enables us to attract new executives while the vesting of awards encourages executives to remain with Brookfield.

Brookfield has four long-term incentive plans in which NEOs of BEP participate. They are described below in more detail:

1.      Management Share Option Plans (“MSOP”). The MSOP govern the granting to executives of options to purchase Class A Shares at a fixed price. The options typically vest as to 20% per year commencing on the first anniversary of the date of the award and are exercisable over a ten-year period. The MSOP are administered by the board of directors of Brookfield Asset Management. Options are typically granted to the NEOs in late February or early March of each year as part of the annual compensation review. Brookfield Asset Management’s Compensation Committee has a specific written mandate to review and approve executive compensation. Brookfield Asset Management’s Compensation Committee makes recommendations to the board of directors of Brookfield Asset Management with respect to the proposed allocation of options to the NEOs based, in part, upon the recommendations of the Chief Executive Officer of the Service Provider. The board of directors of Brookfield Asset Management must then give its final approval.

The number of options granted to NEOs is determined based on the scope of their roles and responsibilities and their success in achieving Brookfield Renewable’s objectives. Consideration is also given to the number and value of previous grants of options. Since the annual option awards are generally made during a blackout period, the effective grant date for such options is set six business days after the end of the blackout period. The exercise price for such options is the volume-weighted average trading price for Class A Shares on the NYSE for the five business days preceding the effective grant date.

2.      Deferred Share Unit Plan. The DSUP provides for the issuance of deferred share units (“DSUs”) of Brookfield, the value of which are equal to the value of a Class A Share. DSUs vest over periods of up to five years, with the exception of DSUs awarded in lieu of a Cash Bonus which vest immediately. DSUs can only be redeemed for cash upon cessation of employment through retirement, resignation, termination or death. The DSUP is administered by Brookfield’s Compensation Committee.

DSUs are issued based on the value of Class A Shares at the time of the award (the “DSU Allotment Price”). In the case of DSUs acquired through the reinvestment of Cash Bonus awards, the DSU Allotment Price is equal to the exercise price for options granted at the same time as described above. Holders of DSUs will be allotted additional DSUs as dividends are paid on Class A Shares on the same basis as if the dividends were reinvested pursuant to Brookfield Asset Management’s dividend reinvestment plan. These additional DSUs are subject to the same vesting provisions as the underlying DSUs. The redemption value of DSUs will be equivalent to the market value of an equivalent number of Class A Shares on the cessation of employment with Brookfield.

3.      Restricted Stock Plans. Brookfield Asset Management has a Restricted Stock Plan and an Escrowed Stock Plan. These plans were established to provide Brookfield and its executives with alternatives to Brookfield Asset Management’s existing plans which would allow executives to increase their share ownership. Restricted shares (“Restricted Shares” or “RS”) have the advantage of allowing executives to become Brookfield Asset Management shareholders, receive dividends, and to have full ownership of the shares after the restriction period ends. Vested and unvested Restricted Shares must be held until the vesting date (or in certain jurisdictions until the fifth anniversary of the award date). Holders of Restricted Shares receive dividends that are paid on the Class A Shares in the form of cash, unless otherwise elected.

The Escrowed Stock Plan governs the award of non-voting common shares (“Escrowed Shares”) of one or more private companies (each an “Escrow Company”) to executives or other individuals designated by Brookfield Asset Management’s Compensation Committee. Each Escrow Company is capitalized with common shares and preferred shares issued to Brookfield Asset Management for cash proceeds. Each Escrow Company uses its cash resources to directly and indirectly purchase Class A Shares. Dividends paid to each Escrow Company on the Class A Shares acquired by the Escrow Company will be used to pay dividends on the preferred shares which are held by Brookfield Asset Management. The Class A Shares acquired by an Escrow Company will not be voted.

Escrowed Shares typically vest 20% each year commencing on the date of the first anniversary of the award date and must generally be held until the fifth anniversary of the award date. Each holder may exchange Escrowed Shares for Class A Shares issued from treasury of Brookfield Asset Management no more than 10 years, from the award date. The value of Class A Shares issued to a holder on an exchange is equal to the increase in value of the Class A Shares held by the applicable Escrow Company.

4.      Restricted Share Unit Plan. The Restricted Share Unit Plan (“RSUP”) provides for the issuance of restricted share units (“RSUs”), the value of which are equal to the increase in market value of a Class A Share over the market value as at the date of issuance (the “RSU Allotment Price”). The RSUP is administered by Brookfield Asset Management’s Compensation Committee. RSUs vest over five years.

RSUs can only be redeemed for cash upon cessation of employment through retirement, resignation, termination or death. RSUs are not adjusted for regular dividends paid on Class A Shares. The redemption value of RSUs is equal to the difference between the market value of an equivalent number of Class A Shares on the date employment with Brookfield ceases and the original RSU Allotment Price for such RSUs.

In limited circumstances, senior executives were awarded RSUs as additional compensation subject to limits approved by Brookfield Asset Management’s board of directors. No RSUs have been awarded since February 2005.

Key Accomplishments

Listed below are key accomplishments that drove Brookfield Renewable’s business plan and influenced the Cash Bonus and long-term incentive awards received by each of the NEOs in 2017:

•         We acquired, together with our institutional partners, a 51% interest in TerraForm Power, which owns and operates an approximate 2,600 MW portfolio of solar and wind assets located predominately in the U.S. TerraForm Power remains a Nasdaq listed public company, sponsored by Brookfield, and Brookfield Renewable has an approximate 16% non-controlling interest.

•         We acquired, together with our institutional partners, 100% of TerraForm Global.  TerraForm Global owns and operates a 952 MW portfolio of recently constructed, contracted solar and wind assets located predominantly in Brazil, India and China. TerraForm Global has been delisted and privatized and Brookfield Renewable has an approximate 31% controlling interest.

•         We acquired, together with our institutional partners, a 25% interest in First Hydro, which holds the U.K.’s largest pumped storage portfolio with 2,088 MW of capacity. Brookfield Renewable retains an approximate 7% non-controlling interest.

•         BEP issued 8,304,000 LP Units at a price of C$42.15 per LP Unit. Concurrently, Brookfield Asset Management purchased 4,943,000 LP Units in a private placement. The aggregate gross proceeds of these transactions were C$550 million ($422 million).

•         In addition to the above, we continue to advance the construction of various projects in our development pipeline, and delivered a total return to our unitholders of approximately 25% during the year. The business continued to perform well with all of our operating businesses delivering on asset availability, development and margin maximization targets.

For further information on our 2017 accomplishments, see Item 4.A “History and Development of the Company” of our Annual Report.

Performance Graph

	Dec. 31, 2012	2013	2014	2015	2016	2017
Brookfield Renewable Partners L.P.	100.0	100.0	135.1	144.6	168.9	196.6
S&P / TSX Composite Index Total Return	100.0	113.0	124.9	114.5	138.6	151.2

The analysis above shows the performance of our LP Units on the TSX as compared to the S&P/TSX Composite Index Total Return for the past five years. The performance of the LP Units is one of the considerations, but not a direct factor, in the determination of compensation for NEOs.

The performance of the LP Units on the TSX for the period from January 1, 2013 to December 31, 2017 has been 97%. During this same time period, total compensation, as defined and calculated on the Summary Compensation Table, for the current named executive officers has increased by 37%.

Summary of Compensation

The NEOs are all employed by Brookfield and their services are provided to us pursuant to the Master Services Agreement. BEP is not responsible for determining or paying their compensation. For the purpose of full disclosure, the following table presents the compensation for the NEOs for the period from January 1, 2017 to December 31, 2017 and for the previous two years. The NEOs are all remunerated in Canadian dollars. In order to provide for comparability with BEP’s financial statements, which are reported in U.S. dollars, all Canadian dollar compensation amounts listed in the Summary Compensation Table have been converted to U.S. dollars at the average Bloomberg mid-market exchange rate for 2017 of C$1.00 = US$0.7711, unless otherwise noted.

Summary Compensation Table
	Year		Non-equity Incentive Plan Compensation	Share-based Awards			Options-based Awards	All Other Compensat-ion (f) (g)	Total Annual Compensation
Name and Principal Position		Annual Base Salary	Annual Cash Bonus (a) (f)	Deferred Share Units (DSUs) (a) (b) (f)	Restricted Shares (a) (c) (f)	Escrowed Shares (d)	Options (e)
		($)	($)	($)	($)	($)	($)	($)	($)
Harry Goldgut	2017	385,550	-	771,100	-	-	-	26,512	1,183,162
Group Chairman of the Service Provider	2016	385,550	-	385,550	-	492,000	-	25,373	1,288,473
	2015	385,550	-	385,550	-	1,062,328	-	25,197	1,858,625
Richard Legault	2017	462,660	848,210	-	-	-	-	32,461	1,343,331
Group Chairman of the Service Provider	2016	462,660	462,660	-	-	492,000	-	41,441	1,458,761
	2015	462,660	462,660	-	-	1,320,664	-	34,704	2,280,688
Sachin Shah	2017	462,660	231,330	231,330	-	3,766,000	-	42,300	4,733,620
Chief Executive Officer of the Service Provider	2016	462,660	-	462,660	-	2,952,000	-	39,749	3,917,069
	2015	385,550	-	385,550	-	2,116,000	-	37,538	2,924,638
Nicholas Goodman	2017	269,885	269,885	-	-	-	699,400	31,230	1,270,400
(Former) Chief Financial Officer of the Service Provider	2016	250,608	213,016	-	-	-	400,980	42,366	906,970
	2015	219,764	164,823	-	77,110	-	182,500	47,086	691,283
Jennifer Mazin	2017	323,862	161,931	-	354,706	-	320,110	21,230	1,181,839
General Counsel of the Service Provider	2016	285,307	142,654	-	142,654	-	260,760	17,974	849,349
	2015	269,885	101,207	50,603	50,603	-	271,008	15,457	758,763

(a)       Some of the NEOs have elected to reinvest a portion of their annual cash bonus in Brookfield Asset Management and receive it in share-based awards (DSUs or Restricted Shares).

(b)       Reflects DSUs issued in lieu of a cash incentive, at the election of the individual. DSU awards in this column for 2017 were awarded effective on February 26, 2018. The value in this column reflects the entire value of the incentive awards converted to U.S. dollars at the exchange rate of C$1.00 = US$0.7711. The number of DSUs awarded was based on a price of US$40.3892, the volume-weighted average price of the Class A Shares on the NYSE for the five days preceding the award date.

(c)       The Restricted Share awards in the column for 2017 were awarded effective on February 26, 2018. The value in this column reflects the value of the incentive awarded converted to U.S. dollars at the exchange rate of C$1.00 = US$0.7711. The number of Restricted Shares awarded was based on a price of US$40.3892, the volume-weighted average price of the Class A Shares on the NYSE for the five days preceding the award date.

(d)       The value awarded under the Escrowed Stock Plan for annual grants is determined by the board of directors of Brookfield Asset Management and considers the stock market price of the Class A Shares at the time of the award and the potential increase in value based on a hold of 7.5 years, a volatility of 18.9%, a risk free rate of 2.3% and a dividend of 2.1%. This value, for the annual grants, has been discounted by 25% to reflect the five-year vesting and mandatory hold period.

(e)       The value awarded under the MSOP for annual grants is determined by the board of directors of Brookfield Asset Management and considers the stock market price of the Class A Shares at the time of the award and the potential increase in value based on a hold of 7.5 years, a volatility of 18.9%, a risk free rate of 2.3% and a dividend of 2.1%. This value, for the annual grants, has been discounted by 25% to reflect the five-year vesting.

(f)        The figures in this column do not reflect cash bonuses received, RSs, DSUs or TSU shares awarded in respect of the spinoff of TSU on the basis that these amounts and awards are in respect of share-based compensation awarded in prior years. On June 22, 2017, Brookfield Asset Management spun off TSU and paid a special dividend of one TSU share for every 170 Class A Shares of Brookfield Asset Management held. In recognition of the resultant decrease in the intrinsic value of options issued under Brookfield Asset Management's MSOP plans, DSUs issued under the DSUP, RSUs issued under its RSU plan and RSs issued under its RS plan, the board of directors of Brookfield Asset Management approved a special cash bonus based on the value of the dividend. Senior executives, including some of the Named Executive Officers, received this bonus in the form of additional DSUs, or additional RSs for Named Executive Officers participating in Brookfield Asset Management’s dividend reinvestment plan, based on the five-day volume weighted average price of the Class A Shares for the period ending June 28, 2017. Participants in the Escrowed Stock Plan, including some of the NEOs, were awarded a special dividend in the form of TSU shares. The following table shows the number of RSs, DSUs and TSU shares awarded, as well as the amount of cash bonuses received, and the total value of the awards.

Name	RS (#)	DSUs (#)	TSU Shares (#)	Cash ($)	Value ($)
Harry Goldgut		2,119	8,395	14,926	276,971
Richard Legault		1,873	9,275	6,416	277,556
Sachin Shah		396	9,410	116,237	332,354
Nicholas Goodman	13			28,452	28,980
Jennifer Mazin	12	5		13,365	14,006

(g)       These amounts include annual retirement savings contributions, participation in an executive group benefits program and vehicle benefits. In 2014, Mr. Goodman relocated to Canada. Ongoing relocation costs incurred in 2017 for Mr. Goodman are also included in this column.

Incentive Plan Awards -  Outstanding Option-Based Awards and Share-Based Awards

The following table shows the options, RSUs, Restricted Shares, Escrowed Shares and DSUs outstanding at December 31, 2017. These values do not include awards made to the NEOs in 2018 in respect of 2017. No RSUs have been awarded since 2005.

Option Based Awards and Share-Based Awards at December 31, 2017

	Option Awards		Restricted Share Units		Share-Based Awards
	Vested and Unvested		(RSU) Awards		Restricted Shares			Escrowed Shares			Deferred Share Units (DSUs)
			Vested and Unvested
	Number of Securities Underlying Unexercised Options	Market Value of Unexercised in-the-money Options (a)	Number of Securities Underlying Outstanding RSUs	Market Value of Outstanding in-the-money RSUs (a)	Number of Unvested RS	Market Value of Unvested RS (b)	Market Value of Vested RS (b)	Number of Unvested ESs	Market Value of Unvested ESs (c)	Market Value of Vested ESs (c)	Number of Unvested DSUs	Market Value of Unvested DSUs (d)	Market Value of Vested DSUs (d)
	(#)	($)	(#)	($)	(#)	($)	($)	(#)	($)	($)	(#)	($)	($)
Harry Goldgut	-	-	379,688	14,746,061	0	0	1,055,227	405,000	4,685,834	17,999,141	-	-	16,612,375
Richard Legault	-	-	379,688	14,746,061	2,863	124,607	2,413,757	420,000	4,960,733	19,099,393	-	-	12,738,744
Sachin Shah	982,237	23,083,673	-	-	0	0	0	1,280,000	10,737,740	2,768,120	1,235	53,752	6,170,647
Nicholas Goodman	258,650	2,534,404	-	-	2,326	101,233	110,625	-	-	-	-	-	-
Jennifer Mazin	121,500	1,037,547	-	-	600	26,096	159,597	-	-	-	-	-	71,096

(a)     The market value is the amount by which the value of a Class A Share at the date shown exceeded the exercise price of the options or the issuance price of the RSU awards.  Values are calculated using the closing price of a Class A Share on the TSX on December 29, 2017 of US$43.52 (C$54.72 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$0.7953) and on the NYSE on December 29, 2017 of US$43.54, as applicable.

(b)     The market value is calculated as the number of Restricted Shares multiplied by the closing price of a Class A Share on December 29, 2017.  The closing price of a Class A Share on the TSX on December 29, 2017 was US$43.52 (C$54.72 converted into US dollars at the Bloomberg mid-market exchange rate on that day of C$1.00=US$0.7953) and on the NYSE on December 29, 2017 was US$43.54. The TSX or NYSE closing price on December 29, 2017 is used according to the currency in which the Restricted Shares were originally awarded.

(c)     The value of the Escrowed Shares is equal to the value of the Class A Shares held by the Escrow Company less the net liabilities and preferred share obligations of the Escrow Company.

(d)     The market value is calculated as the number of vested DSUs multiplied by the closing price of a Class A Share on December 29, 2017. The closing price of Class A Share on the TSX on December 29, 2017 was US$43.52 (C$54.72 converted into US dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$0.7953) and on the NYSE on December 29, 2017 was US$43.54. The TSX or NYSE closing price on December 29, 2017 is used according to the currency in which the DSUs were originally awarded.

Incentive Plan Awards - Outstanding Option Based Awards and Restricted Share Units

The following table shows the details of each option and RSU outstanding at December 31, 2017. These values do not include awards made to the NEOs in 2018, in respect of 2017. No RSUs have been awarded since 2005.

Outstanding Option Based Awards and Restricted Share Units at December 31, 2017

	Option-Based Awards				Restricted Share Units (RSUs)
	Number of securities underlying unexercised options (#)			Market value of unexercised options (a) ($)	Number of Securities Underlying RSUs (#)		Market value of outstanding RSUs (a) ($)
Name		Options exercise price ($)	Options expiration date			Issuance price (b) ($)
Harry Goldgut	-	-		-	379,688	$4.68	$14,746,061
	-	-		-	379,688		$14,746,061
Richard Legault	-	-		-	379,688	$4.68	$14,746,061
	-			-	379,688		$14,746,061
Sachin Shah	187,237	$9.36	February 25, 2019	$6,396,158	-	-	-
	187,500	$15.45	March 2, 2020	$5,266,238	-	-	-
	52,500	$21.74	March 1, 2021	$1,144,500	-	-	-
	105,000	$20.88	February 28, 2022	$2,379,300	-	-	-
	225,000	$25.21	February 25, 2023	$4,123,485	-	-	-
	225,000	$26.77	February 24, 2024	$3,773,993	-	-	-
	982,237			$23,083,673	-		-
Nicholas Goodman	1,350	$21.74	March 1, 2021	$29,430	-	-	-
	4,200	$20.88	February 28, 2022	$95,172	-	-	-
	8,100	$25.21	February 25, 2023	148,445	-	-	-
	45,000	$26.77	February 24, 2024	754,799	-	-	-
	13,500	$36.32	February 23, 2025	$97,413	-	-	-
	75,000	$36.32	February 23, 2025	$541,185	-	-	-
	20,000	$33.75	November 22, 2025	$195,800	-	-	-
	10,000	$30.59	February 22, 2026	129,541	-	-	-
	21,500	$36.88	February 16, 2027	143,145	-	-	-
	60,000	$36.88	February 16, 2027	399,474	-	-	-
	258,650			$2,534,404	-		-
Jennifer Mazin	22,500	$36.32	February 23, 2025	$162,356	-	-	-
	23,250	$33.75	November 22, 2025	$227,618	-	-	-
	22,750	$30.59	February 22, 2026	$294,706	-	-	-
	53,000	$36.88	February 16, 2027	$352,869	-	-	-
	121,500			$1,037,547	-		-

(a)     The market value of the options and the RSUs is the amount by which the value of the Class A Shares at the date shown exceeded the exercise price of the options or the issuance price of the RSU awards.  All values are calculated using the closing price of a Class A Share on December 29, 2017 on the TSX and on the NYSE, as applicable. The closing price of a Class A Share on the TSX on December 29, 2017 was US$43.52 (C$54.72 converted to U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$0.7953) and US$43.54 on the NYSE, as applicable.

(b)     The RSU issuance price is in Canadian dollars and is presented in the table converted into U.S. dollars at the Bloomberg mid-market exchange rate on December 29, 2017.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table shows the value of all option, share-based awards, and non-equity plan compensation which vested during 2017.

	Value Vested During 2017 (a)				Non-equity incentive plan compensation – Value earned during the year
	Options (b)	DSUs (c)	Restricted Shares (d)	Escrowed Shares
Named Executive Officer	($)	($)	($)	($)
Harry Goldgut	-	469,216	171,116	3,116,177
Richard Legault	-	72,188	35,046	4,174,438	848,210
Sachin Shah	1,251,806	532,795	52,396	521,824	231,330
Nicholas Goodman	196,527	-	52,280	-	269,885
Jennifer Mazin	45,057	174	82,555	-	161,931

(a)     All values are calculated using the closing price of a Class A Share on the vesting date on the TSX and on the NYSE, as applicable. Canadian dollar amounts are converted into U.S. dollars using the average Bloomberg mid-market exchange rate for 2017 of C$1.00=US$0.7711.

(b)     Values represent the amount by which the value of Class A Shares exceeded the exercise price on the day the options vested.

(c)     Values in this column represent the value of DSUs vested in 2017, including DSUs awarded on February 17, 2017 in lieu of the Cash Bonus related to performance in 2016.

(d)     Values in this column represent the value of Restricted Shares vested in 2017, including Restricted Shares awarded on February 17, 2017 in lieu of the Cash Bonus related to performance in 2016.

Pension Plan

BEP sponsors a defined benefit pension plan and a defined contribution pension plan. The defined benefit pension plan provides its employees, upon their normal retirement age of 65 years or upon early retirement at the time when age plus service is equal to or greater than 85 years, with a pension payable for the retiree’s life and 60% of that pension continuing to the retiree’s spouse upon the employee’s death. If the employee does not have a spouse at retirement, the lifetime pension is payable for the retiree’s life with a ten year guarantee. If the employee retires prior to the age of 65, a temporary bridge benefit is also payable. The annual pension under the defined benefit plan at an employee’s normal retirement date is calculated as the product of (i) 2.0% of the employee’s highest five-year average annual eligible earnings less 0.5% of the five-year average of the year’s maximum pensionable earnings under the Canada/Québec Pension Plan, and (ii) the employee’s years of credited service.

Mr. Legault participated in the defined benefit pension plan until December 31, 2005. Since January 1, 2006, he has not accrued additional pension credits in any pension plan sponsored by BEP or its subsidiaries. The annual pension payable to Mr. Legault under the defined benefit pension plan when he reaches age 65 or when his age plus service is equal to 85 years is C$69,200.

The following table sets out certain information with respect to Mr. Legault’s accrued benefits in the defined benefit pension plan in which he participated until December 31, 2005.

Pension Plan Benefit Table
Name	Number of years of credited service	Annual benefits payable ($)		Accrued obligation at start of year	Compensatory change	Non-compensat- ory change	Accrued obligation at year end
		At year end	At age 65	($)	($)	($)	($)
Richard Legault	16.31	53,360	53,360	920,693	-	97,159	1,017,852
Note: Amounts have been converted to U.S. dollars at the average Bloomberg mid-market exchange rate for 2017 of C$1.00 = US$0.7711.

Termination and Change of Control Benefits

There are no employment contracts between the NEOs and Brookfield Renewable. None of the NEOs have any termination, change of control arrangement or other compensatory plan, contract or arrangement with Brookfield Renewable.

While the NEOs participate in Brookfield Asset Management’s long-term incentive plans, Brookfield Renewable does not reimburse the Service Provider for such participation and has no obligations under these plans to the NEOs in the event of a change of control or a termination of their employment.

Appendix A – Use of Certain Defined Terms

Unless otherwise specified, information provided in this Statement of Executive Compensation, when used herein the terms “Brookfield Renewable”, “we”, “us” and “our” refer to BEP, BRELP, the Holding Entities and the Operating Entities, each as defined below, individually or collectively, as applicable; “BEP” refers to Brookfield Renewable Partners L.P.; and “Brookfield” refers to Brookfield Asset Management and its subsidiaries (other than Brookfield Renewable). All references to “$” and “US$” are to U.S. dollars. Canadian dollars are identified as “C$”.

“Adjusted EBITDA” means revenues less direct costs (including energy marketing costs) and other income, before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred limited partners and other typical non-recurring items. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures” in our Annual Report.

“Amended and Restated Limited Partnership Agreement of BRELP” means the third amended and restated limited partnership agreement of BRELP, dated February 11, 2016, as further amended on May 25, 2016, February 14, 2017 and on January 16, 2018.

“Annual Report” means the annual report of BEP filed on Form 20-F on February 28, 2018.

“BRELP” has the meaning given to it in the section titled “Our Management” of this Statement of Executive Compensation.

“BEP” has the meaning given to it in the section titled “Our Management” of this Statement of Executive Compensation.

“Brookfield” means Brookfield Asset Management and any subsidiary of Brookfield Asset Management, other than entities within Brookfield Renewable.

“Brookfield Asset Management” means Brookfield Asset Management Inc.

“Brookfield’s Compensation Committee” means Brookfield Asset Management’s Compensation Committee.

“Brookfield Renewable” means BEP, BRELP, the Holding Entities and the Operating Entities, taken together.

“Cash Bonus” has the meaning given to it in the section titled “Compensation Elements Paid by Brookfield” of this Statement of Executive Compensation.

“Class A Shares” has the meaning given to it in the section titled “Compensation Elements Paid by Brookfield” of this Statement of Executive Compensation.

“DSU” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“DSU Allotment Price” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“DSUP” has the meaning given to it in the section titled “Compensation Elements Paid by Brookfield” of this Statement of Executive Compensation.

“Escrow Company” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“Escrowed Shares” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“Euro Holdco” means Brookfield BRP Europe Holdings (Bermuda) Limited.

“Funds From Operations”  means Adjusted EBITDA less interest, current income taxes, management service costs and distributions to preferred limited partners, before the effects of deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments and other typical non-recurring items as these are not reflective of the performance of the underlying business. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures” in our Annual Report.

“Holding Entities” means Latam Holdco, NA Holdco, Euro Holdco, and any direct wholly-owned subsidiary of BRELP created or acquired after the date of the Amended and Restated Limited Partnership Agreement of BRELP, which includes, as applicable, Investco.

“Investco” means Brookfield Renewable Investments Limited.

“Latam Holdco” means BRP Bermuda Holdings I Limited.

“LP Units” means the non-voting limited partnership units in the capital of BEP, other than the Preferred Units.

“Managing General Partner” has the meaning given to it in the section titled “Our Management” of this Statement of Executive Compensation.

“Master Services Agreement” means the second amended and restated master management and administration agreement, dated February 26, 2015, as amended from time to time, among Brookfield Asset Management, BEP, BRELP, the Holding Entities, the Service Provider and others.

“MSOP” has the meaning given to it in the section of titled “Cash Bonus and Long-Term Incentive Plans” in this Statement of Executive Compensation.

“MW” means megawatt.

“Named Executive Officers” or “NEOs” has the meaning given to it in the section titled “Our Management” of this Statement of Executive Compensation.

“NA Holdco” means Brookfield BRP Holdings (Canada) Inc.

“NYSE” means the New York Stock Exchange.

“Operating Entities” means the entities which, from time to time, directly or indirectly hold Brookfield Renewable’s operations and hold assets or operations that Brookfield Renewable may acquire in the future which are not held by the Service Recipients, including any assets or operations held through joint ventures, partnerships and consortium arrangements.

“Preferred Units” means the preferred limited partnership units in the capital of BEP.

“Restricted Shares” or “RS” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“RSU” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“RSU Allotment Price” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“RSUP” has the meaning given to it in the section titled “Cash Bonus and Long-Term Incentive Plans” of this Statement of Executive Compensation.

“Service Provider” means BRP Energy Group L.P., Brookfield Renewable Energy Group (Bermuda) Limited, Brookfield Global Renewable Energy Advisor Limited and Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P., and, unless the context otherwise requires, includes any other affiliate of such entities that provides services to Brookfield Renewable pursuant to our Master Services Agreement or any other service agreement or arrangement.

“Service Recipients” means BEP, BRELP, the Holding Entities and any other entity, at the option of the Holding Entities and the Operating Entities.

“Statement of Executive Compensation” means this statement of executive compensation for the year ended December 31, 2017.

“TerraForm Global” means TerraForm Global, Inc.

“TerraForm Power” means TerraForm Power, Inc.

“TSU” means Trisura Group Ltd.

“TSX” means the Toronto Stock Exchange.